Exhibit (e)(1)(b)

SCHEDULE A EATON VANCE VARIABLE TRUST DISTRIBUTION AGREEMENT

Name of Funds	Effective Date
Eaton Vance VT Floating-Rate Income Fund	December 11. 2000
Eaton Vance VT Large-Cap Value Fund	August 7, 2006
Eaton Vance VT Worldwide Health Sciences Fund	August 14, 2000